SETO HOLDINGS, INC.

6231 Columbia Park Road

Hyattsville, Maryland 20785

September 30, 2025

VIA EDGAR

Mariam Mansaray

Office of Technology

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	SETO Holdings, Inc.
Offering Statement on Form 1-A
Filed September 10, 2025
File No. 024-12665

Dear Ms. Mansaray:

On behalf of the SETO Holdings, Inc., I respectfully withdraw the September 26, 2025, request for acceleration of the qualification date of the captioned Offering Statement on Form 1-A.

Very truly yours,

/s/ Janon Costley

Janon Costley

Chief Executive Officer

SETO Holdings, Inc.